Exhibit 99.1

CRESCO LABS INC.
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2026 AND 2025
(Expressed in United States Dollars)

CRESCO LABS INC.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Balance Sheets As of June 30, 2026 and December 31, 2025 (In thousands of United States Dollars, except share amounts)

	June 30, 2026	December 31, 2025
ASSETS		(audited)
Current assets:
Cash and cash equivalents[1]	$32,872	$57,902
Restricted cash	31,242	33,184
Accounts receivable, net	39,884	37,887
Inventory, net	111,172	98,666
Prepaid expenses	14,954	11,725
Other current assets	15,530	19,909
Total current assets	245,654	259,273
Non-current assets:
Property and equipment, net[1]	326,887	327,192
Right-of-use assets - operating, net[1]	93,003	86,773
Right-of-use assets - finance, net	11,776	12,947
Intangible assets, net[1]	321,039	275,342
Goodwill	221,985	208,173
Deferred tax asset	28,081	13,501
Other non-current assets	14,895	14,099
Total non-current assets	1,017,666	938,027
TOTAL ASSETS	$1,263,320	$1,197,300
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$16,310	$16,540
Accrued liabilities	54,184	58,017
Short-term borrowings, net	11,324	10,784
Current portion of operating lease liabilities	11,686	9,793
Current portion of finance lease liabilities	2,769	2,480
Deferred and contingent consideration, short-term	41,429	2,566
Total current liabilities	137,702	100,180
Non-current liabilities:
Long-term notes and loans payable, net[1]	419,556	417,095
Operating lease liabilities[1]	129,864	125,743
Finance lease liabilities	16,819	18,269
Deferred tax liability	18,971	33,619
Deferred and contingent consideration, long-term	15,207	5,815
Tax receivable agreement liability	66,118	71,603
Uncertain tax position liability	194,733	171,474
Other long-term liabilities	1,000	1,000
Total non-current liabilities	862,268	844,618
TOTAL LIABILITIES	$999,970	$944,798
COMMITMENTS AND CONTINGENCIES (Note 12)
SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; Unlimited shares authorized; 500,000 shares issued and outstanding at June 30, 2026 and December 31, 2025
Subordinate Voting Shares, no par value; Unlimited shares authorized; 355,588,670 and 343,232,815 issued and outstanding at June 30, 2026 and December 31, 2025, respectively
Proportionate Voting Shares[2], no par value; Unlimited shares authorized; 16,258,482 and 16,298,484 issued and outstanding at June 30, 2026 and December 31, 2025, respectively
Special Subordinate Voting Shares[3], no par value; Unlimited shares authorized; 1,589 shares issued and outstanding at June 30, 2026 and December 31, 2025
Share capital	1,737,426	1,722,277
Additional paid-in-capital	122,302	120,047
Accumulated other comprehensive loss	(2,057)	(1,631)
Accumulated deficit	(1,498,977)	(1,500,244)
Equity of Cresco Labs Inc.	358,694	340,449
Non-controlling interests	(95,344)	(87,947)
TOTAL SHAREHOLDERS’ EQUITY	263,350	252,502
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,263,320	$1,197,300
1See Note 14 “Variable Interest Entities” for amounts related to variable interest entities.
2Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
3Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Three and Six Months Ended June 30, 2026 and 2025
(In thousands of United States Dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenues, net	$173,341	$163,624	$324,666	$329,381

Cost of goods sold	86,394	80,368	162,270	167,494

Gross profit	86,947	83,256	162,396	161,887

Operating expenses:
Selling, general, and administrative	73,586	57,850	137,861	122,892
Impairment loss	—	9,265	—	9,265

Total operating expenses	73,586	67,115	137,861	132,157

Income from operations	13,361	16,141	24,535	29,730

Other expense, net:
Interest expense, net	(15,105)	(13,022)	(30,032)	(27,876)
Other expense, net	(1,852)	(376)	(893)	(29)

Total other expense, net	(16,957)	(13,398)	(30,925)	(27,905)
(Loss) income before income taxes	(3,596)	2,743	(6,390)	1,825
Income tax benefit (expense)	18,966	(16,636)	4,746	(30,952)
Net income (loss)	$15,370	$(13,893)	$(1,644)	$(29,127)
Net (loss) income attributable to non-controlling interests, net of tax	(1,426)	2,441	(5,368)	1,639
Net income (loss) attributable to Cresco Labs Inc.	$16,796	$(16,334)	$3,724	$(30,766)

Net income (loss) per share - attributable to Cresco Labs Inc. shareholders:
Basic income (loss) per share	$0.05	$(0.05)	$0.01	$(0.09)
Diluted income (loss) per share	$0.04	$(0.05)	$0.01	$(0.09)

Weighted-average shares used in computing net income (loss) per share:
Basic weighted-average shares outstanding	370,810,325	354,294,665	367,569,889	352,280,164
Diluted weighted-average shares outstanding	472,323,911	354,294,665	469,318,996	352,280,164

Comprehensive income (loss):
Net income (loss)	$15,370	$(13,893)	$(1,644)	$(29,127)
Foreign currency translation differences, net of tax	(226)	630	(426)	642
Total comprehensive income (loss) for the period	15,144	(13,263)	(2,070)	(28,485)
Comprehensive (loss) income attributable to non-controlling interests, net of tax	(1,426)	2,441	(5,368)	1,639
Total comprehensive income (loss) attributable to Cresco Labs Inc.	$16,570	$(15,704)	$3,298	$(30,124)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity For the Three and Six Months Ended June 30, 2026 and 2025 (In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss, net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of April 1, 2026	$1,736,107	$117,524	$(1,831)	$(1,515,773)	$(91,816)	$244,211
Exercise of stock options	2	(1)	—	—	—	1
Issuance of vested restricted stock units	141	(141)	—	—	—	—
Share-based compensation	—	3,736	—	—	—	3,736
Equity issuances related to business combinations	1,154	—	—	—	—	1,154
Net change in tax distribution accrual	—	1,184	—	—	—	1,184
Tax distributions to non-controlling interest holders	—	—	—	—	(1,461)	(1,461)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(640)	(640)
Non-controlling interests, net change in capital	22	—	—	—	—	22
Foreign currency translation	—	—	(226)	—	—	(226)
Net income (loss)	—	—	—	16,796	(1,427)	15,369
Ending balance as of June 30, 2026	$1,737,426	$122,302	$(2,057)	$(1,498,977)	$(95,344)	$263,350

Balance as of January 1, 2026	$1,722,277	$120,047	$(1,631)	$(1,500,244)	$(87,947)	$252,502
Exercise of stock options	7	(3)	—	—	—	4
Issuance of vested restricted stock units	6,445	(6,445)	—	—	—	—
Share-based compensation	—	9,134	—	—	—	9,134
Employee taxes withheld on certain share-based payment arrangements	(1)	(1,682)	—	—	—	(1,683)
Payable pursuant to tax receivable agreements	4	—	—	—	—	4
Equity issuances	95	—	—	—	—	95
Equity issuances related to business combinations	7,139	—	—	—	—	7,139
Net change in tax distribution accrual	—	1,251	—	—	—	1,251
Tax distributions to non-controlling interest holders	—	—	—	—	(1,886)	(1,886)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(1,239)	(1,239)
Non-controlling interests, net change in capital	100	—	—	—	—	100
Cresco LLC shares redeemed	1,360	—	—	(2,457)	1,097	—
Foreign currency translation	—	—	(426)	—	—	(426)
Net income (loss)	—	—	—	3,724	(5,369)	(1,645)
Ending balance as of June 30, 2026	$1,737,426	$122,302	$(2,057)	$(1,498,977)	$(95,344)	$263,350
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity For the Three and Six Months Ended June 30, 2026 and 2025 (In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive (loss) income, net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of April 1, 2025	$1,714,279	$119,126	$(2,220)	$(1,369,238)	$(86,378)	$375,569
Issuance of vested restricted stock units	75	(75)	—	—	—	—
Share-based compensation	—	2,397	—	—	—	2,397
Employee taxes withheld on certain share-based payment arrangements	(2)	(688)	—	—	—	(690)
Payable pursuant to tax receivable agreements	39	—	—	—	—	39
Equity issued related to settlement of acquisition related contingent consideration	500	—	—	—	—	500
Equity issuances for consulting services	20	—	—	—	—	20
Net change in tax distribution accrual	—	(1,418)	—	—	—	(1,418)
Tax distributions to non-controlling interest holders	—	—	—	—	(832)	(832)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(1,410)	(1,410)
Cresco LLC shares redeemed	1,730	—	—	(4,347)	2,617	—
Foreign currency translation	—	—	630	—	—	630
Net (loss) income	—	—	—	(16,334)	2,441	(13,893)
Ending balance as of June 30, 2025	$1,716,641	$119,342	$(1,590)	$(1,389,919)	$(83,562)	$360,912

Balance as of January 1, 2025	$1,706,822	$122,750	$(2,232)	$(1,352,486)	$(86,678)	$388,176
Issuance of vested restricted stock units	6,006	(6,006)	—	—	—	—
Share-based compensation	—	4,932	—	—	—	4,932
Employee taxes withheld on certain share-based payment arrangements	(2)	(688)	—	—	—	(690)
Payable pursuant to tax receivable agreements	12	—	—	—	—	12
Equity issued related to settlement of acquisition related contingent consideration	500	—	—	—	—	500
Equity issuances for consulting services	396	—	—	—	—	396
Net change in tax distribution accrual	—	(1,646)	—	—	—	(1,646)
Tax distributions to non-controlling interest holders	—	—	—	—	(873)	(873)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(1,410)	(1,410)
Cresco LLC shares redeemed	2,907	—	—	(6,667)	3,760	—
Foreign currency translation	—	—	642	—	—	642
Net (loss) income	—	—	—	(30,766)	1,639	(29,127)
Ending balance as of June 30, 2025	$1,716,641	$119,342	$(1,590)	$(1,389,919)	$(83,562)	$360,912
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the Six Months Ended June 30, 2026 and 2025 (In thousands of United States Dollars)

	Six Months Ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,644)	$(29,127)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	24,871	25,096
Amortization of operating lease assets	3,854	3,641
Provision for doubtful accounts for expected credit losses	77	(803)
Share-based compensation expense	9,028	5,269
Changes in fair value of deferred and contingent considerations	709	—
Loss on inventory write-offs	1,219	1,380
Change in deferred taxes	(29,519)	(141)
Accretion of discount and deferred financing costs on debt arrangements	1,333	2,896
Foreign currency loss (gain)	(417)	639
Loss on disposals of property and equipment	1,932	827
Impairment loss	—	9,265
Other noncash adjustments	161	192
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(4,235)	12,441
Inventory	(5,112)	(9,796)
Prepaid expenses and other assets	(937)	(5,334)
Accounts payable and accrued liabilities	(7,980)	3,306
Operating lease liabilities	(5,728)	(4,902)
Income taxes payable	22,182	24,445
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,794	39,294
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(16,926)	(18,942)
Purchase of intangibles	(3,975)	(1,389)
Proceeds from tenant improvement allowances	—	501
Payment of acquisition consideration, net of cash acquired	(3,464)	(1,750)
Proceeds from other investing activities	693	242
NET CASH USED IN INVESTING ACTIVITIES	(23,672)	(21,338)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Revolving Credit Facility	1,411	—
Proceeds of acquisition-related deferred consideration	(738)	—
Tax distribution payments in accordance with the tax receivable agreement	(6,237)	(4,251)
Tax distributions to non-controlling interest redeemable unit holders and other members	(1,461)	(873)
Excess cash distributions to non-controlling interest redeemable unit holders and other members	(1,239)	(1,410)
Payment of debt issuance costs	(2,001)	(171)
Principal payments on finance lease obligations	(2,804)	(2,282)
Payments for other financing activities	(16)	(212)
NET CASH USED IN FINANCING ACTIVITIES	(13,085)	(9,199)
Effect of exchange rate changes on cash and cash equivalents	(7)	—
Net (decrease) increase in cash and cash equivalents	(26,970)	8,757
Cash and cash equivalents and restricted cash, beginning of period	94,335	144,255
Cash and cash equivalents, end of period	32,872	146,609
Restricted cash, end of period	31,242	3,152
Restricted cash included in other non-current assets, end of period	3,251	3,251
Cash and cash equivalents and restricted cash, end of period	$67,365	$153,012

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Income tax, net	$2,591	$6,551
Interest	29,529	25,290

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Issuance of shares under business combinations and acquisitions	$7,139	$500
Deferred consideration for acquisitions	39,791	—
Non-controlling interests redeemed for equity	1,097	3,761
Increase to net lease liability	10,356	910
Liability incurred to purchase property, equipment and intangibles	1,747	1,232
Overpaid declared distributions to non-controlling interest redeemable unit holders	(12,128)	(16,588)
Receivable related to financing lease transactions	—	612
Liability incurred in accordance with tax receivable agreement	71,631	79,122
Other non-cash transactions	123	575
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

NOTE 1. NATURE OF OPERATIONS
Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture, and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.®, and FloraCal® Farms. As of June 30, 2026, the Company operates in Illinois, Pennsylvania, Ohio, New York, Massachusetts, Michigan, Florida, and Kentucky pursuant to applicable state and local laws and regulations.
The Company’s SVS are listed on the Canadian Securities Exchange under the ticker symbol “CL” and are quoted on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”
The Company’s corporate office is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661. The registered office is located at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of Preparation
The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to Accounting Standards Codification (“ASC”) 270 Interim Reporting. The financial data presented herein should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes as of and for the years ended December 31, 2025 and 2024 as filed on SEDAR+ and EDGAR. The Consolidated Balance Sheet for the year ended December 31, 2025 was derived from audited financial statements filed on SEDAR+ on March 5, 2026 and EDGAR on March 6, 2026. In the opinion of management, the unaudited financial data presented includes all adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods presented. Operating results for the three and six months ended June 30, 2026 are not necessarily indicative of results that may be expected for any other reporting period. These unaudited condensed interim consolidated financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates.
(b)Basis of Measurement
The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain loans receivable, investments, and contingent considerations, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.
(c)Functional and Presentation Currency
The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). Foreign currency denominated assets and liabilities are remeasured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

Assets and liabilities of foreign operations having a functional currency other than USD (e.g., Canadian dollars) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss and Accumulated other comprehensive loss on the Unaudited Condensed Interim Consolidated Balance Sheets.
(d)Basis of Consolidation
The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly-owned or controlled entities as of June 30, 2026:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cali-Antifragile Corp.	California	Holding Company	100%
River Distributing Co., LLC	California	Holding Company	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Cannroy Delaware Inc.	Delaware	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Holding Company	100%
Cresco U.S. Corp.	Illinois	Holding Company	100%
Keystone Integrated Care, LLC	Pennsylvania	Dispensary	100%
PharmaCann Penn LLC	Pennsylvania	Dispensary	0%
Arizona Facilities Supply, LLC	Arizona	Holding Company	100%
Cresco Labs Michigan Management, LLC	Michigan	Holding Company	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Cultivation, Production and Dispensary Facility	100%
Valley Agriceuticals Real Estate	New York	Holding Company	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
BL Pierce, LLC	Massachusetts	Holding Company	100%
BL Uxbridge, LLC	Massachusetts	Holding Company	100%
BL Main, LLC	Massachusetts	Holding Company	100%
BL Burncoat, LLC	Massachusetts	Holding Company	100%
BL Framingham, LLC	Massachusetts	Holding Company	100%
BL Worcester, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Holding Company	100%
Cultivate Worcester, Inc.	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc.	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc.	Massachusetts	Dispensary	100%
Cultivate Cultivation, LLC	Massachusetts	Cultivation and Production Entity	100%
High Road Holdings LLC	Delaware	Holding Company	100%
SPS Management, LLC	Delaware	Holding Company	100%

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

Entity	Location	Purpose	Percentage Held
Strategic Capital and Management Services, LLC[1]	Illinois	Dispensary	0%
Altus Global, LLC	Delaware	Holding Company	100%
Altus, LLC	Delaware	Holding Company	100%
GoodNews Holdings, LLC	Illinois	Licensing Company	100%
Wonder Holdings, LLC	Illinois	Licensing Company	100%
JDRC Seed, LLC	Illinois	Educational Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Dispensary	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Cresco Labs Texas, LLC	Texas	Holding Company	100%
CL Kentucky HoldCo, LLC	Delaware	Holding Company	100%
CL Kentucky Cultivation, LLC	Delaware	Cultivation Entity	100%
CL Kentucky Processing, LLC	Delaware	Production Entity	100%
CL Kentucky Dispensing, LLC	Delaware	Dispensary	100%
Cresco Labs, LLC	Illinois	Operating Entity	67%
IP CL, LLC	Delaware	Holding Company	100%
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Holding Company	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Strip District Education Center	Pennsylvania	Holding Company	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
Strategic Property Concepts, LLC	Ohio	Holding Company	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 4, LLC	Ohio	Holding Company	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 5, LLC	Ohio	Holding Company	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Missouri Management, LLC	Missouri	Holding Company	100%
JDRC Acquisitions, LLC	Illinois	Holding Company	100%
JDRC 7841 Grand LLC	Illinois	Holding Company	100%
JDRC Lincoln, LLC	Illinois	Holding Company	100%
JDRC Danville, LLC	Illinois	Holding Company	100%
JDRC Kankakee, LLC	Illinois	Holding Company	100%
JDRC Brookville, LLC	Illinois	Holding Company	100%
Cresco Labs Michigan, LLC[2]	Michigan	Cultivation and Production Facility	85%
1See Note 14 “Variable Interest Entities” for additional information.
2Legally, Cresco Labs Michigan, LLC is 42.5% owned by a related party within management of the Company.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.
Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Unaudited Condensed Interim Consolidated Balance Sheets, and the share of income attributable to NCI is shown as Net income attributable to non-controlling interests, net of tax in the Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions. See Note 6 “Share Capital” for additional information.

(e)Newly Adopted Accounting Pronouncements

In November 2025, the FASB issued ASU 2025-08, Financial Instruments - Credit Losses (Topic 326): Purchased Loans, which expands the population of acquired financial assets subject to the gross-up approach in Topic 326. This guidance is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company adopted this ASU for the fiscal year ended December 31, 2026 and already applies the gross-up approach, as such, this ASU will not impact the Company’s consolidated financial statements.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient to measure credit losses on accounts receivable and contract assets. This guidance is effective for annual periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company adopted this ASU for the fiscal year ended December 31, 2026 and does not expect a material impact to the consolidated financial statements. The Company has elected the practical expedient described in paragraphs 326-20-30-10C through 30-10D.
(f)Recently Issued Accounting Standards

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which addresses thirty-three issues that represent changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. This guidance is effective for interim periods within annual reporting periods beginning after December 15, 2026. Early adoption is permitted. Upon adoption, the guidance can applied either prospectively or retrospectively. The Company is currently assessing the impact of this ASU on our consolidated financial statements.
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which amends the navigability of the required interim disclosures and clarifying when that guidance is applicable. The amendments also provide additional guidance on what disclosures should be provided in interim reporting periods. This guidance is effective for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In May 2025, the FASB issued ASU 2025-03, Business Combination (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“VIE”), which provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting. This guidance is effective for annual periods beginning after December 15, 2026, including interim periods within those annual

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

periods. Early adoption is permitted. Upon adoption, the guidance will be applied prospectively. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) — Disaggregation of Income Statement Expenses. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date for non-calendar year-end entities. ASU 2024-03 is intended to enhance transparency into the nature and function of expenses. ASU 2024-03 requires that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization, and depletion. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Upon adoption, ASU 2024-03 should be applied on a prospective basis, while retrospective application is permitted. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the Securities and Exchange Commission’s (“SEC”) Disclosure Update and Simplification Initiative. The amendments in this update represent changes to clarify or improve disclosure and presentation requirements of a variety of topics in the ASC. The amendments should be applied on a prospective basis and allow users to more easily compare entities subject to SEC’s existing disclosure with those entities that were not previously subject to the SEC’s requirements. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently assessing the impact of this ASU on our consolidated financial statements.
(g)Reclassifications

Certain immaterial prior period amounts were reclassified to conform to the current presentation. These reclassifications did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements, except for the following:

(i)The Company reclassified changes in fair value related to our deferred and contingent considerations to other expense, net previously included in interest expense, net on the Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss. The reclassification had no effect on Total other expense, net or net cash provided by operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

NOTE 3. INVENTORY
Inventory as of June 30, 2026 and December 31, 2025, consisted of the following:

($ in thousands)	June 30, 2026	December 31, 2025
Raw materials	$13,996	$12,875
Raw materials - non-cannabis	9,925	12,210
Work-in-process	50,019	42,551
Finished goods	35,497	29,574
Finished goods - non-cannabis	1,735	1,456
Inventory, net	$111,172	$98,666
During the three months ended June 30, 2026 and 2025, the net impact to inventory reserve was an increase of $0.5 million for both periods. During the six months ended June 30, 2026 and 2025, the net impact to inventory reserve was an increase of $1.2 million and $1.4 million, respectively. The expense related to the change in inventory reserve is included in Cost of goods sold presented in the Unaudited Condensed Interim Consolidated Statements of Operations.

NOTE 4. PROPERTY AND EQUIPMENT
Property and equipment as of June 30, 2026 and December 31, 2025 consisted of the following:

($ in thousands)	June 30, 2026	December 31, 2025
Land and Buildings	$224,182	$213,171
Machinery and Equipment	42,367	42,905
Furniture and Fixtures	47,782	47,745
Leasehold Improvements	175,718	170,849
Website, Computer Equipment and Software	11,986	11,975
Vehicles	2,612	2,678
Construction In Progress	18,280	22,988
Total property and equipment, gross	522,927	512,311
Less: Accumulated depreciation	(196,040)	(185,119)
Property and equipment, net	$326,887	$327,192
As of June 30, 2026 and December 31, 2025, costs related to unfinished construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use.
The following table reflects depreciation expense related to property and equipment for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Depreciation expense included in cost of goods sold and ending inventory	$6,239	$6,662	$12,729	$13,908
Depreciation expense included in selling, general, and administrative expense	3,531	3,322	6,802	6,843
Total depreciation expense	$9,770	$9,984	$19,531	$20,751

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

As of June 30, 2026 and December 31, 2025, ending inventory includes $10.0 million and $8.8 million of capitalized depreciation, respectively.
The following table reflects depreciation expense capitalized to cost of goods sold and depreciation expense capitalized to ending inventory for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Capitalized expense included in cost of goods sold	$5,066	$7,075	$11,541	$14,088
Capitalized expense to inventory for prior periods	4,047	5,924	7,043	8,016
During the six months ended June 30, 2026, the Company disposed of $0.7 million of property and equipment no longer in use in various states resulting in $0.7 million in net losses on the disposal of those assets. In the same period, the Company sold $1.5 million of property and equipment in various states and recorded $1.3 million in net losses. These losses are recorded in Other expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

During the six months ended June 30, 2025, the Company disposed of $0.9 million of property and equipment no longer in use in various states. The Company recorded a total $0.9 million net loss on the disposals of those assets. In the same period, the Company sold $0.1 million of property and equipment in various states and recorded a $0.1 million net gain. The gains and losses on disposals and sales are recorded in Other expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Additionally, during the second quarter of 2025, in connection with the approved sale of the Company’s Cub City and Sonoma’s Finest cultivation facilities, the Company recorded $0.3 million of impairment of property and equipment based on analysis of the fair value of those assets.

NOTE 5. INTANGIBLE ASSETS AND GOODWILL
(a)Intangible Assets

Intangible assets consisted of the following as of June 30, 2026 and December 31, 2025:

	June 30, 2026			December 31, 2025
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-Lived Intangible Assets:
Customer Relationships	$38,399	$(22,928)	$15,471	$30,600	$(19,150)	$11,450
Trade Names	—	—	—	1,400	(1,400)	—
Permit Application Costs	6,477	(2,536)	3,941	4,488	(3,123)	1,365
Other Intangibles	—	—	—	4,917	(4,917)	—
Indefinite-Lived Intangible Assets:
Licenses	301,627	—	301,627	262,527	—	262,527
Total Intangible Assets	$346,503	$(25,464)	$321,039	$303,932	$(28,590)	$275,342

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

During the six months ended June 30, 2026, the gross carrying amount of intangible assets increased by $42.6 million, primarily related to the Company’s dispensaries transactions completed in the first six months of 2026, see Note 8 “Business Combinations and Asset Acquisitions” for additional details. Additionally, during the three months ended June 30, 2026, the Company wrote-off certain intangible assets that no longer had projected future cash flows.

The following table reflects the amortization expense related to definite-lived intangible assets for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Amortization expense included in cost of goods sold and ending inventory	$774	$707	$1,535	$1,556
Amortization expense included in selling, general, and administrative expense	2,835	507	3,892	1,551
Total amortization expense	$3,609	$1,214	$5,427	$3,107

As of June 30, 2026 and December 31, 2025, ending inventory included $0.4 million and $0.3 million of capitalized amortization, respectively.

The following table reflects amortization expense capitalized to cost of goods sold, that was previously capitalized to inventory, and amortization expense capitalized to ending inventory, related to prior periods, for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Capitalized expense included in cost of goods sold	$632	$695	$976	$1,432
Capitalized expense to inventory for prior periods	141	264	314	237

The following table outlines the estimated amortization expense related to intangible assets for each of the next five years and thereafter:

($ in thousands)	Estimated Amortization Expense
Remaining in 2026	$7,474
2027	6,957
2028	3,343
2029	1,638
2030	—
Thereafter	—
Total estimated amortization expense	$19,412

(b)Goodwill

The changes in carrying amount of goodwill by segment are as follows for the six months ended June 30, 2026:

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

($ in thousands)	Wholesale	Retail	Total
Balance at December 31, 2025	$57,555	$150,618	$208,173
Additions	—	13,813	13,813
Measurement period adjustments	—	(1)	(1)
Balance at June 30, 2026	$57,555	$164,430	$221,985
(c)Impairment
The Company recorded no impairment of intangible assets during the six months ended June 30, 2026.
During the second quarter of 2025, in connection with the approved sale of the Company’s Cub City and Sonoma’s Finest cultivation facilities, the Company recorded $4.3 million of impairment of intangible assets based on analysis of the fair value of those assets.

NOTE 6. SHARE CAPITAL
(a)     Authorized
The authorized share capital of the Company is outlined in the Company’s audited annual consolidated financial statements and accompanying notes as of and for the years ended December 31, 2025 and 2024, which were previously filed on SEDAR+ and EDGAR. There have been no changes in authorized share capital as of June 30, 2026.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

(b)     Issued and Outstanding Shares
As of June 30, 2026 and 2025, issued and outstanding capital consisted of the following:

(shares in thousands)	Redeemable Units[1]	SVS[2]	PVS[3]	MVS[4]	SSVS[5]
Beginning balance, January 1, 2026	85,299	343,233	16,298	500	2
Stock options exercised	—	5	—	—	—
RSUs[6] issued	—	2,774	—	—	—
Equity issuances related to business combinations[7]	—	7,200	—	—	—
Cresco LLC redemptions	(1,000)	1,000	—	—	—
PVS converted to SVS	—	40	(40)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	1,337	—	—	—
Ending Balance, June 30, 2026	84,299	355,589	16,258	500	2

Beginning balance, January 1, 2025	92,057	331,490	17,107	500	2
RSUs issued	—	1,552	—	—	—
Issuance of shares related to settlement of acquisition contingent consideration	—	250	—	—	—
Cresco LLC redemptions	(3,756)	3,756	—	—	—
PVS converted to SVS	—	180	(180)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	733	—	—	—
Issuance of shares for consulting services	—	543	—	—	—
Ending Balance, June 30, 2025	88,301	338,504	16,927	500	2
1 Redeemable units of Cresco Labs, LLC (“Redeemable Units”)
2 SVS includes shares pending issuance or cancellation
3 PVS presented on an “as-converted” basis to SVS (1-to-200)
4 Super Voting Shares (“MVS”)
5 SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)
6 Restricted stock units (“RSUs”)
7 See Note 8 “Business Combinations and Asset Acquisitions” for additional information
(c)     Distribution to NCI Holders
Tax distributions are based off the tax rate determined by the Company (which is currently the highest U.S. individual income tax rate) applied to taxable income generated from Cresco Labs, LLC, which is the Company’s most significant distribution, and attributable to the NCI members. The Company has other tax and non-tax distributions that are calculated in accordance with each relevant operating agreement.
As of June 30, 2026, the Company had an asset of $12.1 million for tax-related distributions to 2026 and 2025 unit holders of Cresco Labs, LLC and other minority interest holders. As of December 31, 2025, the Company had an asset of $11.3 million for tax-related distributions to the 2025 and 2024 unit holders of Cresco Labs, LLC and other minority interest holders.
During the second quarter of 2024, the Company recorded significant tax and tax-related items due to uncertain tax positions that its operations are not subject to IRC Section 280E. Due to this updated position, the Company determined it had overpaid tax distributions to 2025 and 2024 unit holders, and thus is currently in a net asset position.
In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2026 and 2025 unit holders of Cresco Labs, LLC and other minority holders during the three and six months ended June 30, 2026. Similarly, the Company declared and paid required tax

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

distribution amounts to 2025 and 2024 unit holders of Cresco Labs, LLC and other minority interest holders during the three and six months ended June 30, 2025.
(d)     Changes in Ownership and NCI
During the six months ended June 30, 2026, redemptions of $1.0 million Redeemable Units occurred, which were converted into an equivalent number of SVS. The redemptions resulted in a decrease of 0.4% in NCI in Cresco Labs, LLC for the period. There were no redemptions of Redeemable Units during the three months ended June 30, 2026.

During the three and six months ended June 30, 2025, redemptions of 2.6 million and 3.8 million Redeemable Units occurred during the period, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 0.9% and 1.4% in NCI in Cresco Labs, LLC for the period.
The effects of changes in the Company’s ownership interests in less than 100% owned subsidiaries during the three and six months ended June 30, 2026 and 2025 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Net loss attributable to Cresco Labs Inc.	$16,796	$(16,334)	$3,724	$(30,766)
Changes in Cresco Labs Inc. equity due to redemptions of Cresco Labs, LLC units:
Share capital	—	1,730	1,360	2,907
Accumulated deficit	—	(4,347)	(2,457)	(6,667)
Total change from net loss attributable to Cresco Labs Inc. and change in ownership interest in Cresco Labs, LLC.	$16,796	$(18,951)	$2,627	$(34,526)

NOTE 7. EARNINGS (LOSS) PER SHARE
The following is a reconciliation for the calculation of basic and diluted earnings (loss) per share for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except per share amounts)	2026	2025	2026	2025
Numerator:
Net income (loss)	$15,370	$(13,893)	$(1,644)	$(29,127)
Less: Net (income) loss attributable to NCI, net of tax	(1,426)	2,441	(5,368)	1,639
Net income (loss) attributable to Cresco Labs Inc.	$16,796	$(16,334)	$3,724	$(30,766)

Denominator:
Weighted-average basic shares outstanding	370,810,325	354,294,665	367,569,889	352,280,164
Effect of dilutive shares	101,513,586	91,936,878	101,749,107	94,170,512
Weighted-average diluted shares outstanding	472,323,911	354,294,665	469,318,996	352,280,164

Earnings (Loss) per Share:
Basic earnings (loss) per share	$0.05	$(0.05)	$0.01	$(0.09)
Diluted earnings (loss) per share	0.04	(0.05)	0.01	(0.09)

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

For the three and six months ended June 30, 2026, weighted-average potentially dilutive shares were included in the computation of diluted earnings per common share. These shares were excluded from 2025 due to the net loss during the periods presented, because the shares would have had an anti-dilutive effect. Weighted-average potentially dilutive shares for the three and six months ended June 30, 2026 and 2025, consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
(shares in thousands)	2026	2025	2026	2025
Redeemable Units	—	88,706	—	89,839
Stock options	22,296	26,599	21,282	26,780
RSUs	12,039	12,727	11,226	12,665
Total potentially dilutive shares	34,335	128,032	32,508	129,284

NOTE 8. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

(a)Business Combinations and Asset Acquisitions
On March 9, 2026, a VIE of the Company entered into multiple agreements to acquire four (4) dispensaries. On June 8, 2026, a VIE of the Company entered into multiple agreements that went into effect to operate one (1) additional dispensary. The costs associated with these transactions were $0.6 million. The expenses are recorded as selling, general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations for the three and six months ended June 30, 2026. See Note 14 “Variable Interest Entities” for additional information.

On January 30, 2026, to support the Company’s expanding national presence, a wholly-owned subsidiary of the Company entered into multiple agreements to acquire 100% ownership interest of nine (9) dispensaries. On April 12, 2026, the Company entered into an agreement covering operation of these dispensaries and resulting in consolidation. The costs associated with this transaction were immaterial. The expenses are recorded as selling, general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations for the three and six months ended June 30, 2026. See Note 14 “Variable Interest Entities” for additional information.

As of June 30, 2026, the Company recorded preliminary estimates of the fair value of assets and liabilities assumed. Balances are subject to change during the measurement period, which will conclude at the earlier of the date the Company receives the information it is seeking about the facts and circumstances that existed as of the date of business combination, learns that more information is not obtainable, or one year following the date of business combination. Any changes to the preliminary estimates of the fair value of the assets and liabilities assumed will be recorded as adjustments to those assets and liabilities, and residual amounts will be allocated to goodwill. Goodwill primarily represents the expected synergies from combining operations, the value of the assembled workforce, anticipated future growth opportunities, and the ability to expand the Company's retail footprint. During the three months ended June 30, 2026, the Company made measurement period adjustments related to changes in the valuation of certain assets related to the March 9, 2026 business combination, which resulted in a immaterial decrease in goodwill. As of June 30, 2026, the Company has no goodwill recorded in connection with the dispensary business combinations that is expected to be tax deductible.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

The table below summarizes the total consideration and net identifiable assets and liabilities assumed in connection with the dispensary business combinations during the six months ended June 30, 2026:

($ in thousands)	March 9, 2026 Business Combination	April 12, 2026 Business Combination	June 8, 2026 Asset Acquisition
Total consideration:
Shares issued	$5,985	$—	$1,154
Cash	2,026	5,000	313
Deferred consideration, short-term	4,797	34,994	1,053
Deferred consideration, long-term	—	7,441	—
Unsecured promissory note	1,552	—	332
Pre-existing relationship - Accounts receivable	327	339	80
Total consideration	$14,687	$47,774	$2,932

Net identifiable assets (liabilities)
Cash	$164	$49	$115
Inventory	2,938	3,816	484
Other current assets	242	236	—
Property and equipment, net	2	3,671	36
Right-of-use assets - operating, net	4,031	4,540	1,226
Licenses	11,000	25,300	2,800
Customer relationships	1,400	6,400	—
Total identifiable assets	$19,777	$44,012	$4,661

Accounts payable	$(1,569)	$(3,619)	$(316)
Accrued liabilities	(357)	(548)	(93)
Operating lease liabilities	(4,031)	(4,940)	(1,226)
Total identifiable liabilities assumed	$(5,957)	$(9,107)	$(1,635)

Purchase price allocation
Net identifiable assets	$13,820	$34,905	$3,026
Goodwill	867	12,869	—
Gain from asset acquisition	—	—	(94)
Total consideration	$14,687	$47,774	$2,932

The Company calculated, on a pro-forma basis, the combined results as if the business combinations and asset acquisition had occurred on January 1, 2026. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2026, or of the future operating results.

Total unaudited pro-forma Revenue and Net income for the combined company for the six months ended June 30, 2026, was $362.7 million and $12.1 million, respectively.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

For the three months ended June 30, 2026, Revenue and Net income from the business combinations and asset acquisition was $16.7 million and $4.9 million, respectively. For the six months ended June 30, 2026, Revenue and Net income from the business combinations and asset acquisition was $38.0 million and $8.4 million, respectively.

(b)Deferred and Contingent Considerations
As of June 30, 2026, the Company has $4.1 million in total short-term deferred consideration, in connection with the March 9, 2026 dispensary business combination. The deferred consideration consists of monthly payments with a final cash payment and issuance of 1.5 million shares expected to be paid within twelve months. The face value of this deferred consideration approximates fair value.
As of June 30, 2026, the Company has $1.1 million in total short-term deferred consideration, in connection with the June 8, 2026 dispensary asset acquisition. The deferred consideration consists of monthly payments with a final cash payment and issuance of 0.3 million shares expected to be paid within twelve months. The face value of this deferred consideration approximates fair value.
As of June 30, 2026, the Company has $35.9 million and $7.4 million in total short-term and long-term deferred consideration, respectively, in connection with the April 12, 2026 dispensary business combination. The deferred consideration consists of a cash payment, expected to be paid within twelve months, and closing payment note not expected to be paid within twelve months. The face value of these deferred considerations approximates fair value.
As of June 30, 2026 and December 31, 2025, the Company had $0.4 million and $0.9 million, respectively, of short-term contingent consideration related to Keystone Integrated Care, LLC (“Keystone”). Additionally, as of June 30, 2026, the Company had $7.8 million long-term deferred consideration related to Valley Agriceuticals, LLC (“Valley Ag”), compared to $1.7 million and $5.8 million of short-term and long-term deferred consideration, respectively, related to Valley Ag as of December 31, 2025. The total estimated liability for Keystone and Valley Ag is based on the present value of expected payments associated with future cash flows.
Please see Note 13 “Financial Instruments and Financial Risk Management” for additional details related to deferred and contingent considerations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

NOTE 9. LONG-TERM NOTES AND LOANS PAYABLE, NET
The following table represents the Company’s Long-term notes and loans payable, net balances as of June 30, 2026 and December 31, 2025:

($ in thousands)	June 30, 2026	December 31, 2025
Senior Secured Term Loan	$325,000	$325,000
Revolving Credit Facility	1,411	—
Mortgage Loans	19,955	20,161
Short-term borrowings and interest payable, net	7,641	7,484
Financing liability	89,402	91,009
Unsecured Promissory Notes	3,500	1,250
Total borrowings and interest payable	$446,909	$444,904
Less: Unamortized discount and debt issuance costs	(16,029)	(17,025)
Less: Short-term borrowings and interest payable, net	(7,641)	(7,484)
Less: Current portion of financing liability	(3,683)	(3,300)
Total Long-term notes and loans payable, net	$419,556	$417,095

(a)Senior Secured Term Loan
On August 13, 2025, the Company closed on an agreement for a Senior Secured Term Loan with an undiscounted principal balance of $325.0 million and an original issue discount of $13.0 million. Proceeds from the Senior Secured Term Loan, along with cash on hand, was used to retire the then existing Senior Loan, reducing total debt.
The Senior Secured Term Loan accrues interest as a rate of 12.5% per annum, payable in cash quarterly and has a stated maturity date of August 13, 2030. The Company’s effective interest rate for the Senior Secured Term Loan is 13.8%. Upon inception of the Senior Secured Term Loan, the Company capitalized $15.8 million of deferred financing fees.
The Senior Secured Term Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Secured Term Loan contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. The Company is also subject to compliance with affirmative covenants, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $30.0 million. As of June 30, 2026, the Company was in compliance with all covenants.
The Company may prepay in whole, or in part, the Senior Secured Term Loan at any time prior to the stated maturity date, subject to certain conditions. Any prepayment of the outstanding principal amount must also include all accrued and unpaid interest and fees. Interest expense is discussed in Note 16 “Interest Expense, Net”.
(b)Revolving Credit Facility
On June 5, 2026, the Company closed on a credit agreement providing the Company with a $50.0 million Revolving Credit Facility (the “Revolver”). Borrowings under the Revolver will be available to fund growth initiatives, acquisitions, and general corporate purposes. The Revolver is secured by various property owned by the Company and accrues interest at a rate of 7.99% with a stated maturity date of August 13, 2030.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

The Company initially drew down $1.4 million of the Revolver to pay debt issuance costs and elected to capitalize the approximately $2.0 million of total debt issuance costs as a deferred asset and amortize them on a straight-line basis over the term of the Revolver.
The Revolver also contains certain covenants that restrict the Company’s actions, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $30.0 million. This minimum cash balance is not cumulative to the minimum cash balance held under the Senior Secured Term Loan. As of June 30, 2026, the Company was in compliance with all covenants.
(c)Mortgage Loans
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into loan agreements to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank Five Year Classic Regular Advance Rate, plus a 375-basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028. The Mortgage Loans contain certain affirmative and negative covenants which restrict the actions of Ellenville during the term of the loan.
On October 3, 2025, the Company amended the Mortgage Loans, extending the interest-only payment period through October 1, 2026. All other terms of the Mortgage Loans remain the same.
As of June 30, 2026 and December 31, 2025, the full commitment amount was not fully drawn, as $5.1 million of the principal balance will be advanced to Ellenville as it completes the buildout of the Ellenville cultivation center. Upon inception of the Mortgage Loans, the Company incurred $2.0 million, in deferred financing fees reflected within Long-term notes and loans payable on the Consolidated Balance Sheets. These deferred financing fees are amortized and expensed in accordance with ASC 835 Interest. See Note 16 “Interest Expense, Net”.
(c)    Financing Liabilities
As of June 30, 2026, the Company has additional financing liabilities for which the incremental borrowing rates range from 11.3% to 17.5% with remaining terms between 3.6 and 14.0 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is discussed in Note 16 “Interest Expense, Net”.
(d)    Unsecured Promissory Notes
On June 8, 2026, the Company issued a $0.4 million unsecured promissory note. The note bears interest at 8.0% per annum, capitalized to principal on each anniversary, with principal and accrued interest due 36 months post-closing. Prepayment is permitted without penalty. The note has an effective interest rate of 14.3%.
On March 9, 2026, the Company issued a $1.8 million unsecured promissory note. The note bears interest at 8.0% per annum, capitalized to principal on each anniversary, with principal and accrued interest due 36 months post-closing. Prepayment is permitted without penalty. The note has an effective interest rate of 13.3%.
On December 8, 2025, the Company issued a $1.3 million unsecured promissory note. The note bears interest at 8.0% per annum, payable quarterly, with principal and accrued interest due 18 months post-closing. Prepayment is permitted without penalty. The note has an effective interest rate of 13.2%.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

NOTE 10. DISAGGREGATION OF REVENUE
The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Wholesale	$52,230	$53,801	$101,012	$107,968
Dispensary	121,111	109,823	223,654	221,413
Revenues, net	$173,341	$163,624	$324,666	$329,381

NOTE 11. RELATED PARTY TRANSACTIONS
(a)Transactions with Key Management Personnel and Certain Board Members
As of June 30, 2026 and December 31, 2025, related parties, including key management personnel and certain board members, hold 65.9 million and 66.8 million, respectively, of Redeemable Units, which accounts for a deficit of $74.5 million and $68.9 million, respectively, in NCI. During the three months ended June 30, 2026 and 2025, the Company did not make any required tax distribution payments to unit holders of Cresco Labs, LLC which includes related parties, key management personnel and certain board members. During the six months ended June 30, 2026 and 2025, 51.1% and 56.3%, respectively, of required tax distribution payments to unit holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members.
(b)Related Parties – Leases
For the three and six months ended June 30, 2026 and 2025, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in MedMar Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and expire in 2027 through 2030.
Below is a summary of the expense resulting from the related party lease liabilities for the three and six months ended June 30, 2026 and 2025:

		Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	Classification	2026	2025	2026	2025
Operating Leases
Lessor has minority interest in MedMar	Rent expense	$71	$71	$144	$144

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$77	$77	$153	$153
Lessor has minority interest in MedMar	Interest expense	38	47	78	96

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party leases as of June 30, 2026 and December 31, 2025:

	June 30, 2026		December 31, 2025
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in MedMar	$921	$980	$1,005	$1,065

Finance Leases
Lessor has minority interest in MedMar	$966	$1,425	$1,119	$1,606

NOTE 12. COMMITMENTS AND CONTINGENCIES
(a)Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. The Company accrues for estimated costs for a contingency when a loss is probable and can be reasonably estimated. The Company accrued $3.0 million and $5.3 million for matters that were pending litigation as of June 30, 2026 and December 31, 2025, respectively. As of June 30, 2026 and December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company’s results of operations, financial positions, or cash flows. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest. As of June 30, 2026, the Company is in discussion with certain county regulators in the state of Illinois regarding the resolution of previously overpaid fees.

(b)Contingencies
The Company’s operations are subject to a variety of federal, state, and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation of permits or licenses, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with state and local regulations as of June 30, 2026 and December 31, 2025, and through the date of filing of these financial statements, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.

(c)Commitments
As of June 30, 2026 and December 31, 2025, the Company had total commitments of $1.8 million and $2.2 million, respectively, related to material construction projects.
The Company also has employment agreements with key management personnel which include severance in the event of termination with additional equity and/or compensation benefits totaling approximately $5.7 million and $5.2 million as of June 30, 2026 and December 31, 2025, respectively.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

NOTE 13. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairment or expected credit losses (“ECL”), as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of June 30, 2026 and December 31, 2025, due to their nature and relatively short maturity dates. There have been no transfers into or out of Level 3 for the periods ended June 30, 2026 and December 31, 2025.
The following tables summarize the Company’s financial instruments measured at fair value as of June 30, 2026 and December 31, 2025:

	June 30, 2026
($ in thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Loans receivable, short-term[1]	$—	$—	$1,237	$1,237
Investments[2]	9	—	533	542

Financial Liabilities:
Deferred and contingent consideration, short-term	$—	$5,112	$36,317	$41,429
Deferred and contingent consideration, long-term	—	—	15,207	15,207
Unsecured promissory notes[3]	—	—	3,034	3,034
1Loans receivable, short-term and Loans receivable, long-term are included in “Other current assets” and “Other non-current assets” respectively, on the Unaudited Condensed Interim Consolidated Balance Sheets.
2Investments are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
3Unsecured promissory notes are included in “Long-term notes and loans payable, net” on the Unaudited Condensed Interim Consolidated Balance Sheets.

	December 31, 2025
($ in thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Loans receivable, short-term[1]	$—	$—	$1,119	$1,119
Loans receivable, long-term[1]	—	—	480	480
Investments[2]	33	—	600	633

Financial Liabilities:
Deferred and contingent consideration, short-term	$—	$—	$2,566	$2,566
Deferred and contingent consideration, long-term	—	—	5,815	5,815
Unsecured promissory note[3]	—	—	1,138	1,138
1Loans receivable, short-term and Loans receivable, long-term are included in “Other current assets” and “Other non-current assets” respectively, on the Consolidated Balance Sheets.
2Investments are included in “Other non-current assets” on the Consolidated Balance Sheets.
3Unsecured promissory note included in “Long-term notes and loans payable, net” on the Consolidated Balance Sheets.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

The following table presents a roll-forward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on inputs for assets or liabilities that are not based on observable market data.

Three and Six Months Ended June 30, 2026
Level 3 Fair Value Measurements
($ in thousands)	Loans receivable, short-term	Loans receivable, long-term	Deferred and contingent consideration, short-term	Deferred and contingent consideration, long-term	Unsecured promissory notes
Balance as of December 31, 2025	$1,119	$480	$2,566	$5,815	$1,138
Additions[1]	—	—	—	—	1,552
Change in fair value recorded in Other expense, net	—	11	(521)	179	16
Payments	(204)	—	—	—	—
Other[2]	213	(213)	(1,680)	1,680	—
Balance as of March 31, 2026	$1,128	$278	$365	$7,674	$2,706
Additions[1]	—	—	34,994	7,441	332
Interest income (expense)	12	17	—	—	(4)
Change in fair value recorded in other expense, net	—	—	958	92	—
Payments	(198)	—	—	—	—
Other[2]	295	(295)	—	—	—
Balance as of June 30, 2026	$1,237	$—	$36,317	$15,207	$3,034
1See Note 8 “Business Combinations and Asset Acquisitions” for additional details.
2Other relates to reclassifications from short-term to long-term, or long-term to short-term, due to expected timing of payment.

Three and Six Months Ended June 30, 2025
Level 3 Fair Value Measurements
($ in thousands)	Deferred and contingent consideration, short-term	Deferred and contingent consideration, long-term
Balance as of December 31, 2024	$2,486	$7,736
Change in fair value recorded in Other expense, net[1]	(20)	3
Balance as of March 31, 2025	$2,466	$7,739
Change in fair value recorded in Other expense, net[1]	(799)	339
Payments[2]	(500)	—
Balance as of June 30, 2025	$1,167	$8,078
1See Note 8 “Business Combinations and Asset Acquisitions” for additional information on deferred and contingent considerations.
2See Note 6 “Share Capital” for additional information of payments of equity-based consideration.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

The following table presents information about the significant unobservable inputs for financial assets and liabilities measured at fair value:

Financial asset	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Loans receivable	Discounted cash flow	1) Discount Rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.

Financial liabilities	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Deferred consideration	Discounted cash flow	1) Expected future cash flows	Increase or decrease in expected future cash flows will result in an increase or decrease in fair value.
		2) Discount rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
Contingent consideration	Discounted cash flow	1) Probability and timing of consideration payment	Increase or decrease in probability of consideration payment and earlier or later timing of payment will result in an increase or decrease in fair value.
		2) Discount rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
Unsecured promissory note	Discounted cash flow	1) Discount Rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.

(a)Loans receivable, short-term
The following is a summary of Loans receivable, long-term balances and valuation classifications (discussed further below) as of June 30, 2026 and December 31, 2025:

($ in thousands)	Valuation classification	June 30, 2026	December 31, 2025
Short-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$832	$—
Short-term loans receivable - Kolaboration, net of ECL	Level 3 fair value	989	1,119
Total Loans receivable, short-term		$1,821	$1,119
During the fourth quarter of 2025, in connection with the sale of Sonoma’s Finest, the Company issued a $1.7 million loan receivable to Kolaboration Ventures Corporation (“Kolaboration”). The loan receivable has a 18-month term and interest accruing at 8.0% per annum, paid on a monthly basis. At the inception of the loan, an ECL determination was made.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One (1) $0.1 million loan related to the Craft Grower License matures on July 19, 2026. The remaining loans of $1.2 million mature on March 20, 2027. As of June 30, 2026, the entire balance of the Illinois Incubator was reclassified to loans receivable, short-term. The loans are measured at amortized cost and bear no interest. Loss on provision on short-term and long-term loans receivable is recorded in Other expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations.
(b)Loans receivable, long-term
The following is a summary of Loans receivable, long-term balances and valuation classifications as of June 30, 2026 and December 31, 2025:

($ in thousands)	Valuation classification	June 30, 2026	December 31, 2025
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$—	$832
Long-term loans receivable - Kurvana, net of ECL	Amortized cost	633	603
Long-term loans receivable - Kolaboration, net of ECL	Level 3 fair value	—	480
Total Loans receivable, long-term		$633	$1,915

(c)Investments
The Company currently has investments in two (2) entities: IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis, and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor. Old Pal is held at fair value and classified as an equity security without a readily determinable fair value. The IMC investment is classified as a marketable security with a readily determinable fair value. During the six months ended June 30, 2026, the Company wrote off the remaining balance of its 420 Capital Management, LLC investment balance of $0.1 million, which is recorded in Other expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Financial Risk Management
As of June 30, 2026 and December 31, 2025, the Company had no customers that accounted for 10% or more of the Company’s gross accounts receivable balance.
The Company’s summary of activity for allowance for expected credit losses for the six months ended June 30, 2026 and 2025 was as follows:

($ in thousands)	2026	2025
Balance at January 1	$5,021	$8,308
Provision expense (recovery)	1	(855)
Write-offs	(88)	(1,546)
Balance at June 30	$4,934	$5,907
In addition, the Company recorded $0.1 million and $0.3 million of bad debt expense for the three months ended June 30, 2026 and 2025, respectively, and $0.2 million and $1.6 million of bad debt expense for the six months ended June 30, 2026 and 2025, respectively.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

NOTE 14. VARIABLE INTEREST ENTITIES
On November 26, 2025, the Company entered into a support service agreement with Strategic Capital and Management Services, LLC (“SCMS”). On March 9, 2026, SCMS entered into multiple agreements which will result in SCMS’s acquisition of four (4) adult-use dispensary licenses, pending regulatory approval. On June 8, 2026, SCMS’s multiple agreements went into effect to operate one (1) additional adult-use dispensary license, which will result in SCMS acquiring the dispensary, pending regulatory approval.
On April 12, 2026, a wholly-owned subsidiary of the Company entered into multiple agreements to acquire 100% ownership interest of nine (9) dispensaries.
On February 25, 2025, the Company entered into a management service agreement (“MSA”) with KSKYAPP, LLC, holder of a Kentucky cultivation license. Similarly, on March 3, 2025, the Company entered into a MSA with BSRKYAPP, LLC, holder of a Kentucky dispensing license. On June 7, 2025, the Company entered into another MSA with RSKYAPP, LLC, holder of a Kentucky processing license.
Additionally, in 2020 the Company entered into multiple agreements with Cresco Labs Michigan, LLC.
The following table presents the summarized financial information about the Company’s consolidated VIEs, which are included in the Unaudited Condensed Interim Consolidated Balance Sheets as of June 30, 2026 and December 31, 2025. All of these entities were determined to be VIE, as the Company possesses the power to direct activities through written agreements and is subject to the risks and rewards associated with its involvement. Amounts reflect only the third-party assets and liabilities of those VIEs and exclude intercompany balances eliminated in consolidation.

($ in thousands)	June 30, 2026	December 31, 2025
Current assets	$16,045	$20,468
Non-current assets	218,131	119,100
Current liabilities	(56,039)	(4,184)
Non-current liabilities	(228,119)	(173,430)
NCI	2,594	1,759
Deficit attributable to Cresco Labs Inc.	47,388	36,287
The following table presents the summarized financial information about the Company’s consolidated VIEs, which are included in the Unaudited Condensed Interim Consolidated Statements of Operations for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Revenue	$20,989	$5,511	$25,326	$11,124
Net loss attributable to NCI	(356)	(186)	(835)	(394)
Net loss attributable to Cresco Labs Inc.	(7,584)	(1,018)	(11,176)	(2,159)
Net loss	(7,940)	(1,204)	(12,010)	(2,553)

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

NOTE 15. SEGMENT INFORMATION
During the fourth quarter of 2025, the Company reorganized its internal reporting and realigned its operating segments following the completed sale of its Sonoma’s Finest cultivation facility and exit of the California market. The change resulted in the identification of two (2) new operating segments consolidated wholesale and consolidated retail with the Chief Executive Officer as the sole Chief Operating Decision Maker (“CODM”). As such, the segment information for prior periods has been recast to conform to current period presentation.
The Company operates in the cultivation, manufacturing, distribution, and sale of cannabis. For evaluating financial performance and allocating resources, the CODM review certain financial information presented on a consolidated basis accompanied by information disaggregated by wholesale and retail customers.
The following table reflects revenues net of discounts, significant expenses, and gross profit by segment for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Wholesale	$96,630	$96,585	$181,338	$194,131
Retail	121,115	109,823	223,659	221,413
Intersegment eliminations	(44,404)	(42,784)	(80,331)	(86,163)
Revenues, net	$173,341	$163,624	$324,666	$329,381

Wholesale	$51,081	$50,588	$99,469	$106,330
Retail	79,717	72,564	143,132	147,327
Intersegment eliminations	(44,404)	(42,784)	(80,331)	(86,163)
Total Cost of Goods Sold	$86,394	$80,368	$162,270	$167,494

Wholesale	$45,549	$45,997	$81,869	$87,801
Retail	41,398	37,259	80,527	74,086
Intersegment eliminations	—	—	—	—
Total Gross Profit	$86,947	$83,256	$162,396	$161,887

The Company’s assets are aggregated into two reporting units wholesale and retail which aligns with its operating segments. All revenues are generated from customers in the U.S. and all assets are located in the U.S.

NOTE 16. INTEREST EXPENSE, NET
Interest expense, net consisted of the following for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Interest expense – notes and loans payable[1]	$(11,340)	$(9,070)	$(22,539)	$(19,934)
Interest expense – financing activities[1]	(2,742)	(2,825)	(5,507)	(5,669)
Accretion of debt discount and amortization of deferred financing fees[1]	(698)	(1,259)	(1,333)	(2,470)
Interest expense – leases	(672)	(739)	(1,356)	(1,484)
Interest income	407	873	814	1,686
Other interest expense	(60)	(2)	(111)	(5)
Interest expense, net	$(15,105)	$(13,022)	$(30,032)	$(27,876)
1See Note 9 “Long-term Notes and Loans Payable, Net” for additional information on Interest expense – notes and loans payable, Interest expense – financing activities, and Accretion of debt discount and amortization of deferred financing fees.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026 and 2025

NOTE 17. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES
The U.S. federal government treats cannabis as subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes, which also applies to certain states. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to cost of goods sold (“COGS”) for operations relating to adult-use cannabis. Effective April 22, 2026, selling, general, and administrative and COGS expenses are deductible for operations relating to medical cannabis.. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states including California, Illinois, Massachusetts, Michigan, New York, and Pennsylvania do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.

On April 23, 2026, the U.S. Department of Justice issued an order placing FDA-approved cannabis products and cannabis products subject to qualifying state medical cannabis licenses, into Schedule III under the Controlled Substances Act. In addition, the Drug Enforcement Administration (“DEA”) has announced new hearings which began on June 29, 2026, which will include the proposed broader rescheduling of adult use cannabis to Schedule III. As a results of these changes, only adult-use cannabis remains subject to IRC Section 280E effective April 22, 2026.

The Company continues to assess the impact of the order to its medical use cannabis business, including its federal and state tax positions and compliance obligations. The Company continues to evaluate, based on current guidance for qualifying state medical cannabis licenses, the impact on our financial statements related to its IRC Section 280E position for state-licensed medical cannabis operations, including the allocation of revenues, costs of goods sold, and operating expenses between medical and non-medical cannabis activities. As a result of the change to qualifying state licensed medical cannabis, the Company has recorded a net tax benefit of $26.7 million during the three months ended June 30, 2026. The benefit includes a $22.1 million benefit related to remeasurement of the deferred tax assets related to the tax receivable agreement, and a $4.6 million benefit from the remeasurement of other deferred tax assets and liabilities.

The Company also maintains uncertain tax positions that certain operations are not subject to IRC Section 280E and therefore intends to deduct such expenses with a related uncertain tax liability offsetting such deductions. During the three months ended June 30, 2026 and 2025, the Company recorded $9.8 million and $14.7 million, respectively, in Uncertain tax position liability on the Unaudited Condensed Interim Consolidated Balance Sheets.

The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States.

Provision for income taxes consists of the following for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
(Loss) income before income taxes	$(3,596)	$2,743	$(6,390)	$1,825
Income tax (benefit) expense	(18,966)	16,636	(4,746)	30,952
Effective tax rate	527.4%	606.5%	74.3%	1,696.0%